

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2016

Mail Stop 4561

Todd H. Siegel
Chief Executive Officer
Affinion Group Holdings, Inc.
6 High Ridge Park
Stamford, CT 06905

> **Re:** **Affinion Group Holdings, Inc.**
> **Registration Statement on Form 10**
> **File No. 000-55577**
> **Filed January 29, 2016**

Dear Mr. Siegel:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney Advisor
Office of Information
Technologies and Services

cc: Rosa Testani, Esq.
Akin Gump Strauss Hauer & Feld LLP